UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Comstock Homebuilding Companies, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

205684 10 3

(CUSIP Number)

Jubal Thompson, Esq.

General Counsel and Secretary

Comstock Homebuilding Companies, Inc.

11465 Sunset Hills Road

Suite 510

Reston, VA 20190

(703) 883-1700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205684 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christopher Clemente

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,075,583

	8.	Shared Voting Power 5,100

	9.	Sole Dispositive Power 1,075,583

	10.	Shared Dispositive Power 5,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,080,683

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.4%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 1 (the “Amendment”) amends and supplements the Statement on Schedule 13D, filed on February 10, 2005 (the “Original Statement”), which pertains to shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Comstock Homebuilding Companies, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is 11465 Sunset Hills Road, Suite 510, Reston, Virginia 20190.

Item 4.	Purpose of Transaction
Item 4 of the Original Statement is hereby amended as follows:

The Reporting Person is filing this Amendment to report that his beneficial ownership interest in the Issuer’s Class A Common Stock has decreased from 16.4% to 9.4% of the Issuer’s issued and outstanding shares of Class A Common Stock.  On June 22, 2005, FR 54, LLC, of which the Reporting Person is the sole member and manager, sold 280,750 shares of the Class A Common Stock pursuant to a registered public offering of the Issuer (Registration Statements on Form S-1 filed with the Securities and Exchange Commission, File Nos. 333-125166 and 333-125878) at a price of $23.90 per share.

69,333 shares of the Class A Common Stock reported herein are owned directly by FR 54, LLC.  FR 54, LLC may, from time to time, acquire additional shares, sell the shares owned by it or distribute such shares to its members.  The exact number of shares to be acquired, sold or distributed and the time of such acquisitions, sales or distributions will be dependent upon market conditions and other factors deemed relevant by the Reporting Person, as the sole member and manager of FR 54, LLC.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original Statement is hereby amended as follows:

(a) & (b)  The Reporting Person holds sole voting and investment power over the following shares of Class A Common Stock: (i) 1,006,250 shares held individually and (ii) 69,333 shares held by FR 54, LLC, a limited liability company that is wholly-owned and controlled by the Reporting Person.  The Reporting Person is reporting shared voting and investment power over 5,100 shares of the Class A Common Stock held in trust for his children, for which the Reporting Person is a joint custodian; however, the Reporting Person disclaims beneficial ownership of these 5,100 shares of Class A Common Stock.  The Reporting Person’s total beneficial ownership amounts to 1,080,683 shares of Class A Common Stock, which represents 9.4% of the outstanding shares of the Issuer’s Class A Common Stock.

(c) Other than as described in Item 4, the Reporting Person has not effected any transactions in the class of securities described herein during the past 60 days.

(d) Other than the entities and persons described in sub-items (a) and (b) above, to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Original Statement is hereby supplemented and amended to include the following information:

Pursuant to a Lock-Up Agreement, dated June 16, 2005 (the “Lock-up Agreement”), FR 54, LLC agreed to not, subject to certain exceptions, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell, loan, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of, any securities of the Issuer that are substantially similar to the Class A Common Stock or any other capital stock of the Issuer or any securities convertible into, or exchangeable for, Class A Common Stock or any other capital stock of the Issuer or any such similar securities, or publicly announce an intention to do any of the foregoing, on or before the 90th day after June 16, 2005, without the prior written consent of Banc of America Securities LLC, a representative of the several underwriters for the Issuer’s follow-on public offering.  The Reporting Person further agreed that in the event that either (i) during the last 17 days of the 90-day lock-up period the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs, or (ii) prior to the expiration of the 90-day lock-up period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions contained in the Lock-up Agreement would continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.  This summary of the Lock-up Agreement is qualified in its entirety by the full terms and conditions of the Lock-up Agreement, a copy of which is attached hereto as Exhibit 4.

Item 7.	Material to Be Filed as Exhibits
Item 7 of the Original Statement is hereby supplemented and amended to include the following exhibit:
Exhibit 4. Lock-Up Agreement, dated June 16, 2005, executed by FR 54, LLC (filed herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2005
/s/ Christopher Clemente
Christopher Clemente

EXHIBIT INDEX

Exhibit
Number	Description

Exhibit 4	Lock-Up Agreement, dated June 16, 2005, executed by FR 54, LLC (filed herewith).